Mail Stop 4561

August 22, 2006

Mr. Louis Hernandez, Jr.
Chairman and Chief Executive Officer
Open Solutions, Inc.
455 Winding Brook Drive
Glastonbury, CT 06033

       RE: **Open Solutions, Inc.**
              Form 10-K for the Fiscal Year Ended
              December 31, 2005
              Filed March 15, 2006
              Forms 8-K, Filed February 28 and May 2, 2006
              File No. 000-02333

Dear Mr. Hernandez:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                               Sincerely,

                               Kathleen Collins
                               Accounting Branch Chief